Exhibit I

C. V. STARR & CO., INC.
399 PARK AVENUE
NEW YORK, NY 10022

MAURICE R. GREENBERG
        CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

May 11, 2008

Board of Directors
American International Group, Inc.
70 Pine Street
New York, New York 10270

Dear Board Members:

As AIG's largest individual shareholder, I am as concerned as millions of other investors as I watch the deterioration of a great company.  As you know, I am also Chairman of Starr International, AIG's largest shareholder.

AIG last week announced a net loss for the first quarter of 2008 of $7.81 billion, or $3.09 per diluted share.  It is the worst performance in AIG's approximately 40-year history – and follows almost equally poor results from last quarter, which was the worst quarter in the company's history before this quarter.   Over the last twelve months, shareholders of AIG have lost $80 billion in the aggregate.

Several top shareholders of AIG have called me expressing deep concern about the persistent and seemingly endless destruction of value at AIG.  They, and I, are deeply distressed by the excessive loss of value.

The facts are disturbing, for example:

- On December 5, 2007, management announced that the cumulative decline in the value of its super senior credit default swap portfolio was between $1.4 and $1.5 billion as of November 30, 2007;

- On February 11, 2008, that same estimate was increased by $4.5 billion to approximately $6.0 billion, and the company announced that the auditors found a material weakness in its internal controls over financial reporting and oversight;

- On February 28, 2008 (two weeks later), the company updated its estimate to reflect further valuation declines through December 31, 2007, and increased the cumulative valuation loss to $11.5 billion on the same portfolio.  Leadership reiterated, however, that the company had $15 to $20 billion of excess capital;

-  With the release of first quarter earnings on May 8, 2008, AIG announced that the portfolio lost an additional $9.1 billion in value -- and the company would need to raise $12.5 billion in capital.

These events have led to a complete loss of credibility with the investment community and even further loss of value for shareholders.

AIG has not articulated why it has chosen to raise approximately $12.5 billion in the capital markets rather than pursuing other paths, such as the divestiture of non-core assets (several specific options spring to mind) or the infusion of capital from sovereign wealth funds or private equity funds – paths pursued by other large, diversified U.S. financial institutions. Shareholders deserve to know how this decision was reached and what other alternatives were considered and evaluated.

At the same time as it announced that it would raise new capital, AIG announced an increase in the dividend by 10%, to 22 cents per share. This is expected to cost over $200 million on an annualized basis.  Furthermore, capital continues to be needlessly consumed through the conversion of branch operations into subsidiaries in various jurisdictions – simply ending this practice would help shore up the company's capital.

The company's problems are more than financial and extend far beyond its subprime credit exposure or approach to capital management.  Core businesses are also deteriorating.  U.S. life operations are stagnant.  The company has lost its leading and unique market positions in China and Japan.  The life business in Asia had been a crown jewel, but now the company's position has eroded.  In Taiwan, the company must now find up to an additional $1 billion to cover losses.  To what extent are Taiwan losses due to regulatory changes, as has been suggested, and to what extent are they attributable to the failure to hedge certain non-Taiwanese dollar denominated investments?  The company's general insurance loss ratio is up from 64.2 to 70.4, and the expense ratio is up 3.1 points on a quarter-on-quarter basis, from 23.3 to 26.4.  At the end of 2004, it was approximately 20.  Lastly, in the more than three years since I left, AIG has added 24,000 employees, many in cost center functions. This is the equivalent of two Army divisions.

AIG is in crisis. The company's shareholders need to absorb the significance of the company's first quarter losses.  They also need time to consider the board's response to the crisis and the issues raised by this letter.   For this reason and others, a postponement of this week's annual meeting should be considered, so that all shareholders can give careful thought to how best to move AIG forward.

I look forward to your response.

Sincerely,

/s/ Maurice R. Greenberg

Maurice R. Greenberg